UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 15	OMB APPROVAL OMB Number: 3235-0167 Expires: October 31, 2009 Estimated average burden hours per response………………………..1.50

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-32213

MortgageIT Holdings, Inc. ______________________________________________________________________________________________________________________________________________________________________________________________________________________________________

(Exact name of registrant as specified in its charter)

33 Maiden Lane

New York, New York  10038

(212) 651-7700

________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $ 0.01 per share

________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

(Title of each class of securities covered by this Form)

None

_______________________________________________________________________________________________________________________________________________________________________________________________________________________________________

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision (s) relied upon to terminate or suspend   the duty to file reports:

Rule 12g-4(a)(1)(i)	Rule 12h-3(b)(1)(i)
Rule 12g-4(a)(1)(ii)	Rule 12h-3(b)(1)(ii)
Rule 12g-4(a)(2)(i)	Rule 12h-3(b)(2)(i)
Rule 12g-4(a)(2)(ii)	Rule 12h-3(b)(2)(ii)
Rule 15d-6

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, MortgageIT Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MORTGAGEIT HOLDINGS, INC.

Date:  January 3, 2007

By:

/s/ DOUG W. NAIDUS

Name:

Doug W. Naidus

Title:

Chairman and Chief Executive Officer